UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                      American Bank Note Holographics, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    024490104
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                                 (CUSIP Number)

  SEP IRA for Norman H. Pessin, 605 Third Ave., 19th Floor, New York, NY 10158
           Sandra F. Pessin, 400 East 51st Street, New York, NY 10022

                               (tel: 212-476-5654)
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                March 3, 2006
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

      Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

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Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).

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1)    Names of Reporting Persons, S.S. or I.R.S. Identification Nos of Above
      Persons:

            a)    SEP IRA F/B/O Norman H. Pessin ###-##-####
            b)    Sandra F. Pessin ###-##-####

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2)    Check the Appropriate Box if a Member of a Group (See Instructions)

            a)    N/A
            b)    N/A

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3)    SEC Use only

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4)    Source of Funds (See Instructions)

            a)    PF
            b)    PF

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5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2
      (d) of 2 (e).

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6)    Citizenship or Place of Organization: a)USA b)USA

                  --------------------------------------------------------------
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Number of         7) Sole Voting Power: a) 762,950
Shares                                  b) 388,600
Beneficially      --------------------------------------------------------------
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Owned by each     8) Shared Voting Power:
Reporting         --------------------------------------------------------------
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Persons with      9) Sole Dispositive Power  a) 762,950
                                             b) 388,600
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                  10) Shared Dispositive Power:
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11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

      a) 762,950

      b) 388,600

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12)   Check if the Aggregate Amount in Row (11) Excludes certain shares: N/A

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13)   Percent of Class Represented by Amount in Row (11): a)4.09% b)2.08%

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14)   Type of Reporting Person (See Instructions): a) IN b) IN

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ITEM 1: IDENTITY AND BACKGROUND

      (a)   Norman H. Pessin

      (b)   Norman H. Pessin, 605 Third Ave., 19th Floor, New York, NY 10158

      (c)   Retired

      (d)   None

      (e)   None

      (f)   USA

      (a)   Sandra F. Pessin

      (b)   Sandra F. Pessin, 400 East 51st Street, New York, NY 10022

      (c)   Housewife

      (d)   None

      (e)   None

      (f) USA

ITEM 3: SOURCE AND AMOUNT OF FUNDS

      Since June 3, 2003 filing the SEP IRA F/B/O Norman H. Pessin has purchased the following additional shares.

                                                                  Purchase Price
Date                            Amount of Shares                     per Share
----                            ----------------                  --------------
06/15/04                              10,000                            $2.45

04/04/05                              14,950                             3.60

12/02/05                              30,000                             5.943

12/05/05                              25,000                             6.046

02/24/06                              11,600                             5.247


      Therefore the SEP IRA has purchased a total of 91,550 shares for a total purchase price of $462,863.

      Since June 3, 2003 filing Sandra F. Pessin purchased the following additional shares:

                                                                  Purchase Price
Date                            Amount of Shares                     per Share
----                            ----------------                  --------------
05/21/03                              32,500                             0.809

11/14/03                               3,000                             1.15

11/17/03                               1,000                             1.15

11/18/03                               5,000                             1.15

11/21/03                              10,000                             1.15

12/18/03                               2,000                             1.07

12/22/03                              25,000                             1.15

12/22/04                              50,000                             2.947

03/15/05                               5,000                             3.00

03/16/05                               3,000                             3.00

07/17/05                               3,500                             3.074

      Therefore Sandra F. Pessin purchased a total of 140,000 shares for a total of $266,204.

ITEM 4: PURPOSE OF TRANSACTION

      The shares were purchased for investment. The filers reserve the right to seek changes in the management of the issuer in the future or in its business. No such plans currently exist.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

      (a) The SEP IRA Account beneficially owns 762,950 or 4.09% of the outstanding shares of Common Stock of the issuer.

      (a) Sandra F. Pessin beneficially owns 388,600 or 2.08% of the outstanding Common Stock of the Issuer.

      (b) The SEP IRA Account has sole power of disposition over the shares and sole power to vote the 762,950 shares.

      (b) Sandra F. Pessin has sole power of disposition of the shares and sole power to vote the 388,600 shares.

      (c) Since June 3, 2003 the SEP IRA Account F/B/O Norman H. Pessin purchased an aggregate of 91,550 shares for aggregate cost of $462,863.

      (c) Since June 3, 2003 Sandra F. Pessin purchased an aggregate of 140,000 shares for an aggregate cost of $266,204.

      (d) Not Applicable

      (e) Not Applicable

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      N/A

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

      N/A

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

SEP IRA ACCOUNT F/B/O NORMAN H. PESSIN

By: /s/ Norman H. Pessin
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    Norman H. Pessin

    /s/ Sandra F. Pessin
    ---------------------------
    Sandra F. Pessin

March 3, 2006